UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2016

uniQure N.V.

Matthew Kapusta, Chief Financial Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31-20-240-6000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of uniQure N.V. (the “Company”), dated May 9, 2016, announcing data from several abstracts presented at the meeting of the American Society of Gene & Cell Therapy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: May 9, 2016	By:	/S/ MATTHEW KAPUSTA
Matthew Kapusta
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press release of uniQure N.V., dated May 9, 2016, announcing data from several abstracts presented at the meeting of the American Society of Gene & Cell Therapy.